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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of June, 2001

                                   Enodis plc


                     Washington House, 40-41 Conduit Street
                        London, W1S 2YQ, United Kingdom
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F:     X        Form 40-F:  _____
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     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes:  _______           No:     X
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     On June 11, 2001 the Registrant announced that at the Extraordinary General
Meeting of the Company held on that date at 10:30 a.m., the resolution proposed for the disposal of its Building and Consumer Products Division announced on 23 April 2001, was passed.

     On June 14, 2001 the Registrant announced that it has completed the disposal of its Building and Consumer Products Division (the "Division") to a subsidiary company of Nobia AB for a total consideration of 134 million pounds, subject to certain net asset adjustments.

     The sale of the Division will enable Enodis to focus solely on its core commercial food equipment business which, through its broad range of "hot" and "cold" side products, is uniquely placed to build on its global leadership position. The net cash proceeds of the disposal will be used to reduce group indebtedness.

     The Board continues the review of its options to restore shareholder value and reduce debt announced on 23 April. During this process the Board has received a number of inquiries from parties with a possible interest in making an offer for Enodis' highly regarded business. The Board will continue to evaluate such inquiries as part of the wider overall review of strategic options. Notwithstanding recent setbacks the Board believes that Enodis is well placed for recovery and long term growth. In assessing any proposal the Board will be evaluating whether the proposal properly reflects the value of Enodis' portfolio of market leading businesses, the likely benefits of restructuring plans undertaken by Enodis and the favorable long term growth prospects for the markets in which Enodis operates. The Board of Enodis is committed to maintaining strong relationships with customers and employees which are central to its strategy for creating shareholder value.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ENODIS PLC



June 15, 2001
                                        By:   /s/ Andrew J. Allner
                                              --------------------
                                              Name:  Andrew J. Allner
                                              Title: Chief Financial Officer